SOCIAL REALITY, INC.

June 21, 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Social Reality, Inc. (“Issuer”)

Registration Statement on Form S-1

Filed 6/20/2012

File No. 333-179151

Dear Mr. Spirgel:

Based upon your phone conversation of June 21, 2012 between our counsel and Ajay Kadouri, we are advised that the above referenced registration statement will have no further comments and that we can request acceleration of the effective date.  Please be advised that Social Reality, Inc. hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EST, on Friday, June 22, 2012 or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Miglino
Christopher Miglino, CEO